UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On August 29, 2024, Blue Hat Interactive Entertainment Technology (“BHAT” or the “Company”) issued a press release announcing that on August 28, 2024, the Company has entered into a purchase agreement (the “Purchase Agreement”) with Macau Rongxin Precious Metals Technology Co., Ltd. (“Macau Rongxin”), a company registered in Macau with registration number: 86918(SO), pursuant to which Macau Rongxin has delivered to BHAT 1,000-kilogram (approximately 2,204.62 pounds) of gold. This Purchase Agreement and delivery follow the framework agreement BHAT and Macau Rongxin signed on October 26, 2023.

The purchase price of the gold Macau Rongxin delivered to BHAT is approximately $66.49 per gram, for a total purchase price of approximately $66.49 million. The Company is paying the purchase price to Macau Rongxin in cash, over multiple installments. The Company expects to use the purchased gold in the development and expansion of its gold supply chain business, providing gold to refineries, wholesalers, and retailers.

The closing of the purchase of gold according to the Purchase Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including BHAT’s testing of the quality of the gold delivered. The Purchase Agreement contains customary representations, warranties and covenants of the parties.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential closing of the transaction described in this communication, the timing of such closing, the potential use of the proceeds, and the growth prospects of the Company. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including in the Company’s Form 20-F for the year ended December 31, 2023, and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. All information contained in this communication is based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any such information, except as required by law.

This Form 6-K and Exhibit 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-274893), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
10.1	Purchase Agreement, dated August 28, 2024.
99.1	Press release issued by Blue Hat Interactive Entertainment Technology, dated August 29, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2024

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer